UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

C601, Gazelle Valley, No.69 Jinye Road

Xi’an Hi-Tech Zone, Xi’an, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Bon Natural Life Limited Announces Interim 2023 Results

Bon Natural Life Limited (“we,” “us,” or “the Company”), a bio-ingredient solutions provider in the natural, health and personal care industries engaged in the research and development, manufacturing and sales of functional active ingredients extracted from natural herb plants which are widely used by manufacturer customers in the functional food, personal care, cosmetic and pharmaceutical industries, today announced its unaudited financial results for the six months ended March 31, 2023.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

2023 Interim Results Highlights

●	Revenue - Total revenues were $14,149,967 for the six months ended March 31, 2023, an increase of $461,567, or 3.4% as compared to $13,688,400 in the same period of 2022.

●	Income from operation – for the six months ended March 31, 2023 was $2,985,234 increase of $196,875 or 7.1% as compared to $2,788,359 in the same period of 2022.

●	Net income attributable to Bon Natural Life Limited - for the six months ended March 31, 2023 was $2,119,760 as compared to $2,548,678 in the same period of 2022.

●	Earnings per share – Basic earnings per shares was $0.24 per share for the six months ended March 31, 2023 as compared to $0.31 in the same period of 2022. Diluted earnings per shares was $0.24 per share for the six months ended March 31, 2023 as compared to $0.30 in the same period of 2022.

COVID-19 Impact

Our business operations have been affected and may continue to be affected by the ongoing COVID-19 pandemic. In December 2022, the Chinese government lifted all the COVID-19 related restriction. As of the date of this report, the daily life in China is largely back to its normal state. Although there were significant surges of COVID-19 cases in many cities in China during the period from January 2023 to March 2023, the spread of the COVID-19 had been slowed down and it was under control currently in China. However, the impact of COVID-19 pandemic still depends on the future developments that cannot be accurately predicted at this time. A resurgence could cause city lockdown, negatively affect the execution of customer contracts, the collection of customer payments, or disrupt our supply chain, and the continued uncertainties associated with COVID 19 may cause our revenue and cash flows to underperform in the next 12 months from the date our unaudited condensed consolidated interim financial statements for the six months ended March 31, 2023 are released. The extent of the future impact of the COVID-19 pandemic on our business and results of operations is still uncertain.

Comparison of Interim Financial Results for the six months ended March 31, 2023 and 2022

The following table summarizes the results of our operations during the six months ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	In the Six Months Ended March 31,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

REVENUE	14,149,967	100.0%	13,688,400	100.0%	461,567	3.4%
COST OF REVENUE	(9,432,619)	(66.7)%	(9,652,453)	(70.5)%	219,834	(2.3)%
GROSS PROFIT	4,717,348	33.3%	4,035,947	29.5%	681,401	16.9%

OPERATING EXPENSES
Selling expenses	(136,164)	(1.0)%	(83,970)	(0.6)%	(52,194)	62.2%
General and administrative expenses	(1,465,955)	(10.4)%	(998,943)	(7.3)%	(467,012)	46.8%
Research and development expenses	(129,995)	(0.9)%	(164,675)	(1.2)%	34,680	(21.1)%
Total operating expenses	(1,732,114)	(12.2)%	(1,247,588)	(9.1)%	(484,526)	38.8%

INCOME FROM OPERATIONS	2,985,234	21.1%	2,788,359	20.4%	196,875	7.1%

OTHER INCOME (EXPENSE)
Interest expense, net	(169,825)	(1.2)%	(277,175)	(2.0)%	107,350	(38.7)%
Other income, net	(202,676)	(1.4)%	581,213	4.2%	(783,889)	(134.9)%
Total other income (expenses), net	(372,501)	(2.6)%	304,038	2.2%	(676,539)	(222.5)%

INCOME BEFORE INCOME TAX PROVISION	2,612,733	18.5%	3,092,397	22.6%	(479,664)	(15.5)%

PROVISION FOR INCOME TAXES	(510,077)	(3.6)%	(562,737)	(4.1)%	52,660	(9.4)%

NET INCOME	2,102,656	14.9%	2,529,660	18.5%	(427,004)	(16.9)%

Revenues

We currently produce our products for our customers in three broad product categories: fragrance compounds, health supplemental (powder drinks) and bioactive food ingredients.

Total revenues were $14,149,967 in the six months ended March 31, 2023, an increase of $461,567, or approximately 3.4% as compared to $13,688,400 in the same period of 2022. Specifically, the increase in revenues was primarily attributable to (i) an overall increase in sales volume of fragrance compound, health supplemental powder drinks and bioactive food ingredients by 1.8%, 50.0% and 2.4%, due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar. The increase in sales order was also due to the decrease of price of fragrance compound, health supplemental powder drinks and bioactive food ingredients by 10.1%, 8.6% and 7.5%, respectively, as we lowered our selling prices to attract more customers; (ii) We sold our products to 94 and 87 customers in the six months ended March 31, 2023 and 2022, respectively, representing an increase of 8.0%. In terms of purchase order size, average purchase order by our customers decreased slightly by 4.5% from approximately $157,00 per customer in six months ended March 31, 2022 to approximately $150,000 per customer in six months ended March 31, 2023; For the six months ended March 31, 2023, three customers accounted for43.3%, 32.9% and 14.2% of the Company’s total revenue, respectively. For the six months ended March 31, 2022, three customers accounted for 44.0%, 24.4% and 11.2% of the Company’s total revenue, respectively; (iii) offset by a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023.

The following table summarizes the breakdown of revenues by categories for the periods indicated.

	Revenues
	In the Six Months Ended March 31,
	2023		2022		Change	Change
	Amount	%	Amount	%	Amount	%

Fragrance compounds	$6,810,374	48.1%	$7,438,950	54.3%	$(628,576)	(8.4)%
Health supplements (powder drinks)	4,583,272	32.4%	3,340,530	24.4%	1,242,742	37.2%
Bioactive food ingredients	2,756,320	19.5%	2,908,919	21.3%	(152,599)	(5.2)%
Total Revenue	$14,149,967	100%	$13,688,399	100.0%	$461,567	3.4%

Revenues from sales of our fragrance compound products

Our fragrance compound products primarily include natural compounds extracted from plants for cosmetic applications, such as sclareolide and ambroxide, a sustainable replacement to ambergris, a secretion by sperm whales.

Revenues from sales of our fragrance compound products decreased by 8.4% or $628,576 to $6,810,374 in the six months ended March 31, 2023 from $7,438,950 in the same period of 2022. This decrease was attributable to the following: (i) a 10.1% decrease in average selling price of our fragrance compound products. Weighted average unit cost for this product category decreased by 16.6% in the six months ended March 31, 2023, as compared to that in same period of 2022; (ii) a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023; and (iii) the decrease is offset by a 1.8% increase of sales volume from 19,729 kilograms sold in the six months ended March 31, 2022 to 20,093 kilograms sold in the same period of 2023.

Revenues from sales of our health supplement (powder drinks) products

Our health supplement (powder drinks) products primarily include Prebiotics series with benefits such as intestine rejuvenation and probiotic proliferation acceleration.

Revenues from sales of health supplement (powder drinks) products increased by 37.2% or $1,242,742 to $4,583,272 in the six months ended March 31, 2023 from $3,340,530 in the same period of 2022. This increase was attributable to the following: (i) an increase of 50% in sales volume from 130,000 cases sold in the six months ended March 31, 2022 to 195,035 cases sold in the same period of 2023. (ii) the increase is offset by a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023.

Revenues from sales of our bioactive food ingredient products

Our bioactive food ingredient products primarily include fruit juice concentrates and extracts for a variety of health benefits that can’t be sufficiently sourced from daily dietary intakes, such as fruit concentrates, apple polyphenol, rich in anti-oxidant and derived from apple, milk thistle extracts with benefits to protect liver and lower blood sugar, and phloretin, an anti-oxidant with skin discoloration effect extracted from leaves and roots of apple, pear and other fruits.

Revenues from sales of our bioactive food ingredient products decreased by 5.2% or $152,599 to $2,756,320 in the six months ended March 31, 2023 from $2,908,919 in the same period of 2022. The decrease was mainly attributable to the following: (i) a 7.5% decrease in average price from $52.8 in the six months ended March 31, 2022 to $48.83 in the same period of 2023. (ii) a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023. (iii) the decrease is offset by a 2.4% increase in sales volume from 55,104 kilograms in the six months ended March 31, 2023 to 56,444 kilograms in the same period of 2023 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar.

Cost of Revenues

Our cost of revenues primarily consists of inventory costs (raw materials, labor, packaging cost, depreciation and amortization, freight costs and overhead) and business tax. Cost of revenues generally changes as our production costs change, which are affected by factors including the market price of raw materials, or labor productivity, and as the customer and product mix changes.

Our cost of revenues decreased by $219,834 or 2.3%, from $9,652,452 in the six months ended March 31, 2022 to $9,432,619 in the same period of 2023. The decrease in our cost of revenues was mainly attributable to the following: (i) a decrease of 16.6% and 21.7% in the weighted average unit cost of our fragrance compound products and bioactive food ingredients products, respectively, due to the decrease in raw material purchase costs, as well as product mix change of fragrance compounds and bioactive food ingredients; (ii) sale volume of our fragrance compound products, health supplemental powder drinks and bioactive food ingredients products increased by 1.8%, 50.0% and 2.4% in the six months ended March 31, 2023 compared to the same period of 2022 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar, which we were able to negotiate for a better price from our suppliers, and (iii) a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023.

	In the Six Months Ended March 31,
	2023	2022	Change
	Amount	Amount	Amount	%

Cost of revenues – Fragrance compound products	$4,785,695	5,636,789	$(851,094)	(15.1)%
Cost of revenues – Health supplement (powder drinks)	3,168,714	2,171,757	996.957	45.9%
Cost of revenues – Bioactive food ingredients	1,478,210	1,843,907	(365,697)	(19.8)%
Total cost of revenues	$9,432,619	9,652,453	$(219,834)	(2.3)%

Cost of Revenues from sales of our fragrance compound products

The 15.1 % decrease in cost of revenues for our fragrance compound products from $5,636,789 in the six months ended March 31, 2022 to $4,785,695 in the same period of 2023 was mainly attributable to the following: (i) a decrease of 16.6% in weighted average unit cost for this product category mainly due to lower raw material purchase costs as we were able to negotiate better prices from our suppliers; (ii) a 16.6% decrease in weighted average unit cost from $285.7 in the six months ended March 31, 2022 to $238.2 in the same period of 2023; and (iii) partially offset by an increase of 1.8% in sales volume from 19,729 kilograms sold in the six months ended March 31, 2022 to 20,093 kilograms sold in the same period of 2023.

Cost of Revenues from sales of our health supplement (powder drinks) products

The 45.9% increase in cost of revenues for our health supplement (powder drinks) products from $2,171,757 in the six months ended March 31, 2022 to $3,168,714 in the same period of 2023 was mainly attributable to the following: (i) an increase of 50.0% in sales volume from 130,000 cases sold in the six months ended March 31, 2023 to 195,035 cases sold in the same period of 2023, due to strong customer demand; and partially offset by (ii) an decrease of 2.7% in weighted average unit cost for this product category mainly due to our ability to negotiate better prices from our suppliers.

Cost of Revenues from sales of our bioactive food ingredient products

The 19.8% decrease in cost of revenues for our bioactive food ingredient products from $1,843,907 in the six months ended March 31, 2022 to $1,478,210 in the same period of 2023 was mainly attributable to the following: (i) a decrease of 21.7% in weighted average unit cost of our bioactive ingredient products as a result of decreased raw materials purchase price as affected by the change in product mix, more milk thistle extracts products with lower average unit cost were sold in the six months ended March 31, 2023; and partially offset by (ii) a 2.4% increase in sales volume from 55,104 kilograms in the six months ended March 31, 2022 to 56,444 kilograms in the same period of 2023 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar.

Gross Profit

	In the Six Months Ended March 31,
	2023	2022	Change
	Amount	Amount	Amount	%

Gross Profit – Fragrance compound products	$2,024,680	$1,802,161	$222,518	12.3%
Gross Profit – Health supplement (powder drinks)	1,414,558	1,168,773	245,785	21.0%
Gross Profit – Bioactive food ingredients	1,278,111	1,065,013	213,098	20.0%
Total Gross Profit	$4,717,348	$4,035,947	$681,401	16.9%
Gross Profit Margin	33.3%	29.5%		3.9%

Our gross profit in the six months ended March 31, 2023 increased by $681,401 or 16.9%, to $4,717,348 from $4,035,947 in the same period of 2022. Our gross margin increased by3.9% from 29.5% in the six months ended March 31, 2022 to 33.3% in the same period of 2022. The increase in gross profit was due to (i) an overall increase of 32.6% in sales volume of all products due to stronger demand and change in sales strategy as discussed above; (ii) a decrease of overall cost by 3.4% due to our ability to negotiate better prices from suppliers as discussed above; and (iii) partially offset by a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023. The increase in our gross margin by 3.9% from 29.5% in the six months ended March 31, 2022 to 33.3% in the same period of 2023 was due to changes in product mix and decrease in weight average unit cost.

Gross profit from sales of our fragrance compound products

Gross profit of our fragrance compound products increased by $222,518 or12.3% from $1,802,161 in the six months ended March 31, 2022 to $2,024,680 in the same period of 2023. The increase was primarily attributable to (i) a 1.8% increase of sales volume from 19,729 kilograms sold in the six months ended March 31, 2022 to 20,093 kilograms sold in the same period of 2023. (ii) a 16.6% decrease in weighted average unit cost from $285.7 in the six months ended March 31, 2022 to $238.2in the same period of 2023, due to our ability to negotiate better price from suppliers; and (iii) partially offset by a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023. As a result of the above, gross margin for our fragrance compound products increased by percentage point from 24.2% in the six months ended March 31, 2022, to 29.7% in the same period of 2023.

Gross profit from sales of our health supplement (powder drinks) products

Gross profit of our health supplement (powder drinks) products increased by $245,785 or 21% from $1,168,773in the six months ended March 31, 2022, to $1,414,558 in the same period of 2023. The increase was primarily attributable to: (i) an increase of 50.0% in sales volume from 130,000 cases sold in the six months ended March 31, 2022 to 195,035 cases sold in the same period of 2023 as discussed above; (ii) weighted average unit cost for this product category decreased by 2.7%(iii) a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023.

Gross profit from sales of our bioactive food ingredient products

Gross profit of our bioactive food ingredient products increased by $213,098 or 20%, from $1,065,013 in the six months ended March 31, 2022, to $1,278,111in the same period of 2023. This increase was primarily due to (i) a 2.4% increase in sales volume from 55,104 kilograms in the six months ended March 31, 2023 to 56,444 kilograms in the same period of 2023 due to strong customer demand and our sales effort to promote sales of milk thistle extracts with benefits to protect liver and lower blood sugar; (ii) a decrease of 21.7% in weighted average unit cost of our bioactive ingredient products as a result of decreased raw materials purchase price as affected by the change in product mix, more milk thistle extracts products with lower average unit cost were sold in the six months ended March 31, 2023; and (iii) a 9.5% negative impact from foreign currency fluctuation when average exchange rate used in converting RMB into USD changed from US$1 to RMB 6.3712 in the six months ended March 31, 2022 to US$1 to RMB 6.9761 in the same period of 2023.

Selling expenses

	In the six months ended		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Selling Expenses	$136,164	$83,970	$52,194	62.2%
as a percentage of revenues	1.0%	0.6%

Selling expenses increased by $52,194, or 62.2%, from $83,970 in the six months ended March 31, 2022, to $136,164 in the same period of 2023. The increase mainly due to (i) a 202.4% increase in staff payroll from $18,948 in the six months ended March 31, 2022 to $57,305 compared to the same period of 2023, as we expanded our sales effort and increase in our staff headcount from 3 in the six months ended March 31, 2022 to 11 compared to the same period of 2023; (ii) a 155.9% increase in shipping and handling expenses from $16,607 in the six months ended March 31, 2022 to $42,491 compared to the same period of 2023, due to the increase in our sales volume; and partially offset by (iii) a decrease of 78.7% of advertising expenses from $27,774 in the six months ended March 31, 2022 to $5,914 compared to the same period of 2023, as we focus in our in-house sales network.

General and administrative expenses

	In the six months ended		Change
(in US dollars, except percentage)	2023	2022	Amount	%
General and Administrative Expenses	$1,465,955	$998,943	$467,012	46.8%
as a percentage of revenues	10.4%	7.3%

General and administrative expenses increased by $467,012, or 46.8%, from $998,943 in the six months ended March 31, 2022, to $1,465,955 in the same period of 2023, mainly attributable to (i) a 44.2% increase in staff payroll from $206,412 in the six months ended March 31, 2022 to $297,578 compared to the same period of 2023,with an increase in average staff headcount from 21 in the six months ended March 31, 2022 to 25 compared to the same period of 2023; (ii) a 234.8% increase in rent expenses from $36,154 in the six months ended March 31, 2022 to $121,036 compared to the same period of 2023; (iii) a 42.7% increase in expenses such as professional service and consulting fees and investor relations expenses, as we become a public company since we completed the IPO in July 2021.

Research and development (“R&D”) expenses

	In the six months ended		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Research and Development Expenses	$129,995	$164,675	$(34,680)	(21.1)%
as a percentage of revenues	0.9%	1.2%

Research and development expenses decreased by $34,680, or approximately 21.10%, from $164,675 in the six months ended March 31, 2022, to $129,995 in the same period of 2023. The decrease was mainly due (i) a 79.3% decrease in staff payroll from $53,063 in the six months ended March 31, 2022 to $11,001 compared to the same period of 2023; (ii) a 34.4% decrease in outsourcing R&D activities to external consulting firms from $69,022 in the six months ended March 31, 2022 to $45,260 compared to the same period of 2023.

Other income (expenses)

Other income (expenses) primarily includes interest income generated from our bank deposits, interest expenses incurred on our borrowings from various banks and financial institutions, government subsidy income, rental income, income from technology transfer, unrealized foreign currency exchange gain due to our export sales, and investment income of short-term investment.

	In the six months ended		Change
(in US dollars, except percentage)	2023	2022	Amount	%
Interest expense, net	$(178,557)	$(277,764)	$99,207	(35.7)%
Foreign currency exchange gain (loss)	8,452	(16,994)	25,446	(149.7)%
Other income, net
-Government grants	11,916	542,256	(530,340)	(97.80)%
-Rental income	39,059	43,532	(4,473)	(10.28)%
-Investment income	-	12,419	(12,419)	(100.0)%

Interest expense, net, decreased by $99,207 or approximately 35.7% in the six months ended March 31, 2023 as compared to 2022. The decrease was mainly attributable to decreased average loan balances in long-term loan that we carried during the six months ended March 31, 2023 compared to the same period of 2022.

Government subsidies received in the form of provincial-level export credit insurance subsidy and unemployment insurance expansion grant totaled $11,916 in the six months ended March 31, 2023. Government subsidy income in the six months ended March 31, 2022 primarily relate to local government’s cash award to HNTEs based on their financial performance to promote entrepreneurship and stimulate local economies. Such awards are granted on a case-by-case basis by various local governments. Our subsidiary, Xi’an App-chem was approved as a HNTE and received government subsidy in the form of an export sales refund and cash awards based on our annual financial performance. We recognize government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds.

Our subsidiary, Xi’an App-Chem, leased office space to a third-party and recorded rental income of $39,059 and $43,532 in the six months ended March 31, 2023 and 2022, respectively.

Investment income related to income generated by our short-term investments, amounted to $Nil and $12,419 in the six months ended March 31, 2023 and 2022, respectively.

The overall changes in our other income (expenses) reflected the above major factors.

Provision for Income Taxes

Our provision for income taxes was $510,007 in the six months ended March 31, 2023, a decrease of $52,660 or 9.4% from $562,737 in the same period of 2022 mainly due to our decreased taxable income.

Net income

As a result of the foregoing, our net income decreased from $2,529,660 in the six months ended March 31, 2022 to $ 2,102,656 in the same period of 2023.

Cash Flow

As of March 31, 2023, we had cash on hand of $542,272. The following table sets forth summary of our cash flows for the periods indicated:

	In the Six Months Ended March 31,
	2023	2022
Net cash used in operating activities	$(2,177,992)	$(130,577)
Net cash provided by (used in) investing activities	12,161	(1,991,580)
Net cash provided by financing activities	1,914,916	1,824,454
Effect of exchange rate change on cash	(47,674)	2,915
Net decrease in cash	(298,589)	(294,788)
Cash, beginning of period	840,861	1,903,867
Cash, end of period	$542,272	$1,609,079

Cash flows from operating activities

Net cash used in operating activities during the six months ended March 31, 2023 was $2,177,992, primarily attributable to net income of $2,102,656 for the six months ended March 31, 2023, our taxes payable increased by $386,510 primarily due to the increase in income and VAT in the six months ended March 2023, an increase of $2,198,450 account receivable due to increased sales in the six months ended March 31, 2023, and an increase in inventory of $124,601 due to increase of the raw materials stockpile in order to prepare for anticipated increase in production to fulfill increased sales orders from customers, an increase of $3,335,205 in accrued expenses and other current liabilities.

Net cash used in operating activities during the six months ended March 31, 2022 was $130,577, primarily attributable to net income of $2,529,660 for the six months ended March 31, 2022, our taxes payable decreased by $1,806,543 primarily due to income and VAT tax paid in March 2022, an increase of $1,265,109 account receivable due to increased sales in the six months ended March 31, 2022, and an increase in inventory of $515,690 due to increase of the raw materials stockpile in order to prepare for anticipated increase in production to fulfill increased sales orders from customers, offset by a decrease of $977,033 in advance payment to suppliers for raw material purchase.

Cash flows from investing activities

Net cash used in investing activities during the six months ended March 31, 2023 was $12,161 which was primarily attributable to a capital expenditure on construction-in-progress in the amount of $15,131.

Net cash used in investing activities during the six months ended March 31, 2022 was $1,991,580 which was primarily attributable to (i) capital expenditure on construction-in-progress in the amount of $3,577,995, which we had two CIP projects in Tongchuan and Yumen City. As of March 31, 2023, the new manufacturing facilities in Yumen City is still under construction and is expected to be completed in March 2024. (ii) purchase of short-term investments in the amount of $3,678,199 because we purchased wealth management financial products from PRC banks to earn investment income and (iii) partially offset by proceeds upon redemption of short-term investments in the amount of $5,273,186.

Cash flows from financing activities

Net cash provided by financing activities during the six months ended March 31, 2023 was $1,914,916 primarily include net proceeds from issuance of Ordinary Shares in initial public offerings of $2,200,000, proceeds from short-term loans of $259,767. repayment of long-term loans of $437,412, repayment of short-term loans of $79,165 and principal payment from capital lease of $27,236.

Net cash provided by financing activities during the six months ended March 31, 2022 was $1,824,454, primarily include proceeds from short-term loans of $1,608,378, proceeds from long-term loans of $594,864, offset by repayment of long-term loans of $339,343.

During the six months ended March 31, 2023, we experienced a net decrease in cash of $1,066,807 compared to 2022.

On September 11, 2023, we issued the press release furnished herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2023	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Financial Statements for the Six Months Ended March 31, 2023
99.2	Press Release